RHCA Securities, LLC

SCHEDULE II
INFORMATION RELATED TO THE POSSESS OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company's transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

As of and for the year ended December 31, 2015, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.